2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Normal Course Issuer Bid

Calgary, Alberta, September 27, 2006 - Gentry Resources Ltd. is pleased to announce that it intends to make a normal course issuer bid through the facilities of the TSX to buy up to 3,400,000 of its issued and outstanding Common Shares.  This amount represents less than 10% of the public float portion of the issued and outstanding common shares of Gentry.  As at today’s date, there are 38,700,634 common shares issued and outstanding with a public float of 34,244,403 common shares.  The bid will commence October 2, 2006 and expire October 1, 2007 and any shares acquired pursuant to the bid will be cancelled.

During the previous twelve-month period, Gentry purchased, pursuant to a previous normal course issuer bid, 647,300 common shares at an average price of $5.44 per share.  These shares were subsequently cancelled.

Gentry’s reasoning for the normal course issuer bid is that, from time to time, the purchase of Common Shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Corporation who may wish to dispose of their Common Shares.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY